Contacts:

Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Releases DB/XML Transform 3.0

Enhancements to Data Integration Solution Deliver SOA Integration, Improved Error
Reporting, Enhanced Platform Support and Embedded Database Functions

TORONTO and SANTA CLARA, Calif., - (August 30, 2005) - DataMirror®(NASDAQ: DMCX - News; TSX: DMC - News) today announced the availability of DataMirror DB/XML Transform 3.0® (DB/XML 3.0), DataMirror’s cost-effective solution for data integration between XML, text, database and EDI file formats.

Enhancements to DB/XML 3.0 include support for SOA integration, improved error reporting, enhanced platform support and embedded database functions that reduce the cost of integrating data between multiple source and target applications. DB/XML 3.0 offers easy-to-use data integration capabilities and out-of-the-box support for integrating growing volumes of XML data with applications, relational databases and message queues.

DB/XML 3.0 enhancements include:

•	Web services control - Supports sourcing and targeting Web services and integration within a SOA.

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Logging rejected records - Provides for easier administration and monitoring of rejected records by allowing users to log rejected records during text to database transformations. If a record from the source text file fails to be sent to a target database, it is stored in a text file with the same structure as the data source.

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Transformations of flat files - With support for data transformations, users can define the file structure of source flat files in a schema file when integrating XML, EDI, and text with applications, relational databases or message queues.

•	Multiple flat files as a source - Allows joins between multiple flat files, such as XML, into a single business transaction before the files are sent to an application,

database or message queue. This makes it easy for users to integrate data from multiple flat files and integrate that data into applications.

•	Support for JMS queues - DB/XML 3.0 can integrate information into applications through a message queue by targeting JMS queues natively.

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Deployed with Embedded Database - PointBase, DataMirror’s full-featured, SQL92/99 JDBC compliant Java relational database, is embedded within DB/XML 3.0, providing a built-in staging database for performing joins and other complex transformations as data is mapped between business applications. With an embedded database, transformations are performed on the data to meet complex business requirements without requiring the use and management of third party databases. The transformations occur within the DataMirror application.

“Every organization’s competitiveness and success depends upon the integrity and reliability of its business information,” said Nigel Stokes, CEO, DataMirror. “With DB/XML Transform 3.0, DataMirror delivers a cost-effective data integration solution that is Web services integrated to extend corporate SOA strategies and support customer needs when selecting a complete data integration solution.”

Bridgestone/Firestone New Zealand (BFNZ) is one customer experiencing the benefits of a DataMirror DB/XML solution. BFNZ needed an XML tool that could easily be integrated into the organization’s iSeries environment and address the company’s need to improve the speed and reduce the cost of delivering invoices to customers. “The beauty of DB/XML Transform is that it enables us to communicate with our customers while leveraging our existing environment and without requiring our customers to alter their environment,” said Mike Boon, Information Systems Analyst, Bridgestone/Firestone New Zealand. “Not only do we save time and resources by avoiding implementation and programming costs by going with an out-of-the-box solution, but we can enhance customer satisfaction through an improved invoicing process.”

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.